Exhibit 99.(d)(iii)

FLEXIBLE DURATION NO-LAPSE GUARANTEE RIDER

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”). If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully. Definitions used in this Rider and in the Policy are capitalized and incorporated in the Rider provisions below.

•	Although this Rider includes a “No-Lapse Guarantee,” this does not mean the Policy to which this Rider is attached will never lapse. The No-Lapse Guarantee will keep the Policy In Force only while the No-Lapse Guarantee is in effect.

•	Additional premium payments may be required to keep the Policy In Force if the No-Lapse Guarantee is not in effect.

•	The growth of the No-Lapse Guarantee Value depends in part on the timing and number of premium payments, and similarly, the timing and amount of other financial transactions such as requested or required withdrawals, Policy loan requests and Loan Repayments. Any changes to the timing and amount of such transactions will affect the duration of the No-Lapse Guarantee provided by this Rider.

•	Any modification to your Policy coverage or benefits may affect the duration of the No-Lapse Guarantee provided by this Rider.

•	Differences between planned activities and actual activities may have a cumulative effect on the duration of the No-Lapse Guarantee provided by this Rider.

•	We suggest reviewing the Policy’s performance periodically and before making any changes to the Policy.

THE NO-LAPSE GUARANTEE

No-Lapse Guarantee – The No-Lapse Guarantee is in effect when the Net No-Lapse Guarantee Value is greater than zero. While the No-Lapse Guarantee is in effect, the Policy and any attached benefits that are currently In Force will remain In Force according to their terms, even if there is insufficient Net Accumulated Value to cover the Monthly Deductions due. If the No-Lapse Guarantee is in effect, the Policy will not enter the Grace Period.

NOTE: The No-Lapse Guarantee Value is tracked solely for the purpose of administering this Rider. In particular, the No-Lapse Guarantee Value does not add to cash values, values that may be withdrawn or loaned against, the Death Benefit, or any other benefit under the Policy.

No-Lapse Guarantee Value – The No-Lapse Guarantee Value is equal to the Basic Fund Value plus the Excess Fund Value plus the No-Lapse Guarantee Loan Account Value.

Net No-Lapse Guarantee Value – The Net No-Lapse Guarantee Value is equal to the No-Lapse Guarantee Value less any Policy Debt.

Restoring the Net No-Lapse Guarantee Value – When the Net No-Lapse Guarantee Value is negative, the No-Lapse Guarantee is not in effect and the Policy may enter the Grace Period. If sufficient Premium is not received during the Grace Period, the Policy and this Rider will Lapse. To maintain the benefits of this Rider and prevent the Policy from entering the Grace Period, we must receive a Premium payment or Loan Repayment sufficient to restore the Net No-Lapse Guarantee Value to positive.

No-Lapse Guarantee Loan Account Value – The No-Lapse Guarantee Loan Account Value is equal to the Loan Account Value, plus any alternate loans taken, if applicable, less any alternate loan repayment.

Policy Loans, Loan Repayments, and Loan Interest will be processed under the terms of the Policy or under the terms of an alternate loan rider, whichever apply. The No-Lapse Guarantee Loan Account Value will increase if the Policy’s Loan Account Value increases or an alternate loan is taken. The No-

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Lapse Guarantee Loan Account Value will decrease if the Policy’s Loan Account Value decreases or an alternate loan is repaid.

BASIC FUND VALUE AND EXCESS FUND VALUE

The Basic Fund Value and the Excess Fund Value are adjusted as follows:

•	Premium payments increase the Basic Fund Value and/or the Excess Fund Value, as described in the Premium Payment provision of this Rider;

•	No-Lapse Monthly Deductions reduce the Excess Fund Value first, and then the Basic Fund Value;

•	Any requested or required Withdrawal and any transactional Policy fees and charges, such as those associated with a Withdrawal, reduce the Excess Fund Value first, and then the Basic Fund Value;

•	Any loans will reduce the Excess Fund Value first, and then the Basic Fund Value;

•	Loan Repayments and any loan interest credited to the Fixed Account Value will first increase the Basic Fund Value to zero if it is negative, but otherwise increase the Excess Fund Value;

•	Basic Fund Accumulation Amounts are added to the Basic Fund Value;

•	Excess Fund Accumulation Amounts are added to the Excess Fund Value; and

•	Any reduction for benefits paid since the prior day as described in certain riders attached to the Policy.

The Basic Fund Accumulation Factor that is used to calculate the Basic Fund Accumulation Amount will be greater than or equal to the Excess Fund Accumulation Factor that is used to calculate the Excess Fund Accumulation Amount. While deductions may cause the Basic Fund Value to become negative, the Excess Fund Value will never be less than zero.

PROCESSING PREMIUM PAYMENT

Premium Payment – On the date received, each premium payment is categorized in part or in whole as Basic Premium or Excess Premium as described below.

Basic Premium – Basic Premium is equal to that portion of each premium payment received in a Policy year up to the greater of the two amounts listed below:

•	Any premium that is sufficient to restore the Basic Fund Value to zero if the Basic Fund Value is negative; and

•	The Annual Premium Threshold less the sum of all prior Basic Premium in the current Policy year.

Net Basic Premium – Net Basic Premium is equal to the Basic Premium reduced by its share of the No-Lapse Premium Load.

Excess Premium – Excess Premium is equal to that portion of each premium payment received in a Policy year in excess of the Basic Premium.

Net Excess Premium – Net Excess Premium is equal to the Excess Premium reduced by its share of the No-Lapse Premium Load and by the Excess Premium Load.

Processing of Premium – In the first Policy year, Processing of Premium is done as described in the Policy Specifications. After the first Policy year, Net Basic Premium is added to the Basic Fund Value and Net Excess Premium is added to the Excess Fund Value.

No-Lapse Premium Load – The No-Lapse Premium Load is equal to the premium payment multiplied by the No-Lapse Premium Load Rate shown in the Policy Specifications for the Policy year in which the premium payment is received.

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Excess Premium Load – The Excess Premium Load is equal to the Excess Premium multiplied by the Excess Premium Load Rate shown in the Policy Specifications for the Policy year in which the Excess Premium is received.

Annual Premium Threshold – The Annual Premium Threshold is an amount for each Policy year above which any premium payment is considered Excess Premium unless that premium is used to restore the Basic Fund Value to zero. The Annual Premium Threshold is shown in the Policy Specifications. If a Policy change causes the Annual Premium Threshold to be recalculated, any premium payment received on or after the effective date of the Policy change will be applied to the revised Annual Premium Threshold. The revised Policy Specifications sent to the Address on Record upon the Policy change will include the revised Annual Premium Threshold amounts for the current and future years.

NO-LAPSE DEDUCTIONS

No-Lapse Monthly Deduction – The No-Lapse Monthly Deduction for a Policy month is calculated on each Monthly Payment Date and is equal to the sum of the following items:

•	The No-Lapse Administrative Charge shown in the Policy Specifications;

•	The No-Lapse Cost of Insurance Charge;

•	The No-Lapse Coverage Charge; and

•	The Optional Benefit Charges, if any.

No-Lapse Cost of Insurance Charge – The No-Lapse Cost of Insurance Charge is calculated on each Monthly Payment Date as shown in the Policy Specifications.

No-Lapse Coverage Charge – The No-Lapse Coverage Charge is the sum of the No-Lapse Coverage Charges for all Coverage Layers. The No-Lapse Coverage Charges for the initial Coverage Layers are shown in the Policy Specifications.

Optional Benefit Charges – The Optional Benefit Charges are equal to the sum of the charges, if any, for each optional benefit attached to the Policy, according to their terms. The charge for each such benefit is described in the specifications associated with that benefit.

ACCUMULATION AMOUNTS

Basic Fund Accumulation Amount – The Basic Fund Accumulation Amount is the Basic Fund Value at the beginning of the month, adjusted for Net Basic Premium, No-Lapse Monthly Deductions, Withdrawals or other distributions of Policy Value, and Loan Request and Loan Repayments; multiplied by the Basic Fund Accumulation Factor, shown in the Policy Specifications, for the applicable Policy year. The Basic Fund Accumulation Amount, which may be negative, is added to the Basic Fund Value on each Monthly Payment Date.

Excess Fund Accumulation Amount – The Excess Fund Accumulation Amount is the Excess Fund Value at the beginning of the month, adjusted for Net Excess Premium, No-Lapse Monthly Deductions, Withdrawals or other distributions of Policy Value, and Loan Request and Loan Repayments; multiplied by the Excess Fund Accumulation Factor, shown in the Policy Specifications, for the applicable Policy year. The Excess Fund Accumulation Amount is added to the Excess Fund Value on each Monthly Payment Date.

EFFECT OF THE RIDER ON THE POLICY

Grace Period – When the Net No-Lapse Guarantee Value is negative, the No-Lapse Guarantee is not in effect. Consequently, the Policy may enter the Grace Period. A Grace Period of 61 days will be allowed, during which you must either restore the Net No-Lapse Guarantee Value (see Restoring the Net No-

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Lapse Guarantee Value) or you must provide payment of sufficient Loan Repayment or premium to keep your Policy In Force as described in the Grace Period provision of your Policy. The Grace Period begins on the Monthly Payment Date on which the insufficiency occurred and ends 61 days thereafter. At the start of the Grace Period, we will provide a grace notice to you, any assignee of record, and any additional person designated to receive notice of lapse or termination. Sufficient premiums that are sent to us by United States mail and postmarked within the Grace Period will be accepted. There is no penalty for paying a premium during the Grace Period. Your Policy will remain In Force during the Grace Period.

Net Accumulated Value – The Net Accumulated Value is equal to the Policy’s Accumulated Value less any Policy Debt. When the Policy is continued under the No-Lapse Guarantee, the Net Accumulated Value is less than or equal to zero. As a result, the Policy has no Net Accumulated Value from which Monthly Deductions can be collected. Any such uncollected amounts are accumulated without interest as the Net Accumulated Value becomes negative.

Note that although the Policy’s Accumulated Value can be less than zero due to uncollected Monthly Deductions, when the Policy’s Accumulated Value is used in calculating the Policy’s Net Amount at Risk and Death Benefit, it is assumed to never be less than zero.

Restoring the Net Accumulated Value – To restore a negative Net Accumulated Value of the Policy to a positive value, you will first need to make a premium payment or Loan Repayment sufficient to pay off such uncollected amounts. Any such premium payment and any credit to the Policy Value under the terms of your Policy, when the Policy is continued under the No-Lapse Guarantee, will first be used to cover any uncollected Monthly Deductions. Any excess premium payment and credit to the Policy Value will then be applied to the Accumulated Value. All premium payments will be subject to Premium Loads as described in your Policy.

Rider Charge – Charges for this Rider, if any, are described in the Policy Specifications.

EFFECT OF ALL POLICY TYPES ON THE RIDER

Policy Changes and the No-Lapse Guarantee – Policy changes, including changes to your Policy’s Face Amount and changes in the benefits attached to your Policy, may affect the Flexible Duration No-Lapse Guarantee Rider Factors shown in the Policy Specifications. Any changes in the Rider Factors will be sent to the Address on Record, at the time of the Policy change. Because changes in the Rider Factors will affect the duration of the No-Lapse Guarantee provided by this Rider, we suggest reviewing an updated quote or illustration before making any Policy changes.

EFFECT OF A VARIABLE POLICY ON THE RIDER

Asset Allocation Requirement – If this Rider is attached to a Variable Policy, to be eligible for this Rider, allocations to the Investment Options must be in an allowable Fixed or Variable Option or other Options we designate. Not all Investment Options may be used with this Rider. The allowable Investment Options are evaluated periodically (generally, annually). As a result of this periodic analysis, the available allowable Investment Options for this Rider may change, resulting in a change to the allowable allocations, and potentially to the underlying Variable Options, in which case you must reallocate your Accumulated Value to another allowable Investment Option in order to keep this Rider In Force. You may contact us to find out which Individual Investment Options are available at any given time for the purpose of this requirement.

You need to determine which allowable Investment Options are best suited to your financial needs, investment time horizon, and investment risk tolerance. You should periodically review these factors to determine if you should change Investment Options to keep up with changes in your personal circumstances.

If any allocation is made to an Investment Option other than an allowable Investment Option, this Rider will terminate, and benefits will be no longer be provided by this Rider.

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GENERAL PROVISIONS OF THIS RIDER

Benefits Attached to Policy At Issue – If the Policy is continued under the No-Lapse Guarantee, any attached benefits will remain In Force or terminate according to their terms.

Effective Date – This Rider is In Force on the Policy Date and stays In Force until it terminates as described in the Rider Termination provision.

Changes in Face Amount – Certain Face Amount increases may not be permitted while this Rider is In Force. See Changes in Face Amount in the Policy Specifications to determine if a Face Amount increase is permitted after the Effective Date of this Rider.

Rider Reinstatement – Rider Reinstatement is described in the Policy Specifications.

Rider Termination – Rider Termination conditions are described in the Policy Specifications.

Effect of Additional Benefits on Rider Provisions – Your Policy may include additional benefits that were added by rider or endorsement. These rider and endorsement forms may include provisions that replace or amend provisions in this contract. Alternatively, the provisions in this Rider may replace or amend provisions in additional benefits that were added by rider or endorsement. Please read your entire Policy, including all riders and other forms carefully.

Conformity with IIPRC Standards – This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards. If there is any Rider provision that conflicts with any IIPRC standards in effect as of the date this Rider is approved by the IIPRC, then that provision is amended to conform to the applicable IIPRC standard in effect on the date of such approval.

Signed for Pacific Life Insurance Company,

President & CEO	Secretary

[www.PacificLife.com]                   [(800) 347-7787]

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